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                           July 9, 2021

       David DiDomenico
       Chief Executive Officer and President
       Osprey Technology Acquisition Corp.
       1845 Walnut Street, Suite 1111
       Philadelphia, PA 19103

                                                        Re: Osprey Technology
Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed June 28, 2021
                                                            File No. 333-256103

       Dear Mr. DiDomenico:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Form S-4 Filed June 28, 2021

       Risk Factors, page 34

   1. We note your updated disclosure on page 155 regarding the pending lawsuit and demands, as well as the generic
discussion under "We may become involved in litigation that may materially adversely
affect us" at page 76. Please include a risk factor addressing any material risks
associated with the merger-related litigation.
       Recommendation of the BlackSky Board of Directors and Reasons for the Merger, page 250

   2. You state that "The BlackSky board of directors considered that the Key Stockholders entered into the
Stockholder Support Agreements with Osprey, Merger Sub and
                                                        BlackSky." You disclose
at page 5 that BlackSky's directors and executive
                                                        officers "collectively
beneficially owned ... approximately 37.48% of BlackSky common
 David DiDomenico
Osprey Technology Acquisition Corp.
July 9, 2021
Page 2
       stock outstanding." In new disclosure at page 14, you state that the Key Stockholders "are expected to beneficially own and be entitled to vote 501,389,456 shares of BlackSky common stock, which represent ... approximately 76.52% of BlackSky common stock outstanding on the date of the Stockholder Support Agreements," the form of which you provide as Annex H. That form agreement identifies its purpose as inducing Osprey "to enter into the Merger Agreement and cause the Transactions to be consummated."

       Please expand your disclosure to identify any members of BlackSky management who also are among the "Key Stockholders" and to list all holders who beneficially own 10%
       or more of outstanding BlackSky common stock. Also ensure that the tabular disclosure at page 174 includes all corresponding entries for the number of shares and percentage held in each case.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Brian McAllister, Staff Accountant, at 202-551-3341 or Craig Arakawa,
Accounting Branch Chief, at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attomey-Advisor, at 202-551-3844 or, in her absence, Timothy S. Levenberg, Special Counsel, at 202-551-3707
with any other questions.



                                                            Sincerely,
FirstName LastNameDavid DiDomenico
                                                            Division of
Corporation Finance
Comapany NameOsprey Technology Acquisition Corp.
                                                            Office of Energy &
Transportation
July 9, 2021 Page 2
cc:       C. Michael Chitwood, Esq., of Skadden, Arps et al
FirstName LastName